UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13d-1(a) AND AMENDMENT THERETO FILED PURSUANT TO

§240.13d-1(a)

(Amendment No.   1  )*

FAMOUS DAVE’S OF AMERICA, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

307068106

(CUSIP Number)

FS Special Opportunities I, L.P.

Peter O. Haeg

3033 Excelsior Boulevard, Suite 560

Minneapolis, MN 55416

Phone: (612) 309-5195

With a copy to:

Martin R. Rosenbaum, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 15, 2018

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securiteis Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that secton of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 307068106

1	NAME OF REPORTING PERSONS FS Special Opportunities I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 307068106

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 307068106

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 307068106

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 418,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 307068106

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of the Common Stock, $.01 par value, of Famous Dave’s of America, Inc. a Minnesota corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 12701 Whitewater Drive, Suite 190, Minnetonka, MN 55343.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed jointly by:

●	FS Special Opportunities I, L.P., a Minnesota limited partnership (“FS I Fund” or the “Fund”)

●	Farnam Street Capital, Inc., a Minnesota corporation (“Farnam Capital”)

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital

(collectively, the “Farnam Group”).

(b)        The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 560, Minneapolis, Minnesota 55416.

(c)        FS I Fund was organized in April 2013. FS I Fund is a private investment partnership whose principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of the Funds, located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital. Mr. Haeg was elected to the Issuer’s board of directors on May 15, 2018.

(d) - (e) During the last five years, neither the Fund, Farnam Capital, nor the principals of Farnam Capital have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Fund is a Minnesota limited partnership. Farnam Capital is a Minnesota corporation. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.	Purpose of Transaction.

All of the shares of the Company owned by the Farnam Group were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Farnam Group makes investments in companies that it believes are undervalued and represent an attractive investment opportunity. The Farnam Group may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares.

Item 4 as previously reported in the Reporting Persons’ Schedule 13D filed on or about November 20, 2017 is incorporated herein by reference.

On May 15, 2018, Peter O. Haeg was elected to the Board of Directors of the Issuer. FSI Fund and Farnam Capital may be deemed to be “directors by deputization” of the Issuer for purposes of Section 16(b) of the Exchange Act. In connection with Mr. Haeg’s election to the Board of Directors of the Issuer, he received an option to purchase 20,000 shares with an exercise price equal to the closing price on May 15, 2018, or $7.85, which vests in five equal annual installments beginning on May 15, 2019.

Except as set forth in this Item 4, the Farnam Group has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interests in Securities of the Issuer.

(a)       FS I Fund may be deemed to beneficially own 418,169 shares of the outstanding Common Stock of the Issuer, representing approximately 4.6% of the Common Stock. (All percentages are based upon 9,069,358 shares outstanding as of May 11, 2018, as reported in the Issuer's Form 10-Q filed on May 14, 2018.)

(b)        FS I Fund has no voting power, but does have dispositive power with respect to the Common Stock. Farnam Capital may be deemed to beneficially own 418,169 shares of the outstanding Common Stock of the Issuer held by the Funds by virtue of its dispositive power, representing approximately 4.6% of the Common Stock. These shares are held in the Managed Account. Voting power is held by PW Partners pursuant to the managed account agreement (see Item 4 above).

Mr. Cabillot and Mr. Haeg share dispositive power of the Common Stock beneficially owned by the Funds by virtue of each entity’s and person’s relationship to the other as described in Item 2(a).

(c) and (d) FS I Fund purchased 418,169 shares at a purchase price of $3.50 per share, pursuant to the managed account agreement with PW Partners and as a result of PW Partners appointing FS I Fund as “Purchaser Designee” under the Purchase Agreement between PW Partners and the Issuer. In connection with his election to the Board of Directors of the Issuer, Mr. Haeg was granted an option to purchase 20,000 shares of common stock of the Issuer at an exercise price of $7.85. This option vests in five equal annual installments beginning on May 15, 2019.

(e)       As of the completion of the Rights Offering by the Issuer, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Stock. However, as previously reported in Item 4 of the Reporting Person’s Schedule 13D filed on or about November 20, 2017, the Reporting Persons may be deemed to be a “group” for purposes of Rule 13d-1together with the group consisting of PW Partners, LLC and certain other affiliates of PW Partners (the “PW Group”) as a result of PW Partners’ voting rights with respect to the 418,169 Shares held by the FS I Fund. The Farnam Group disclaims beneficial ownership of any shares of the Company held by PW Group other than the 418,169 Shares and disclaims the existence of any such Section 13(d) “group”.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 as previously reported in the Reporting Person’s Schedule 13D filed on or about November 20, 2017 which is incorporated herein by reference for a description of terms of the Purchase Agreement and the Registration Rights Agreement and other arrangements regarding the 418,169 shares.

With respect to FS I Fund, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Messrs. Cabillot and Haeg are indemnified by the Funds and Farnam Capital for liabilities they may incur in connection with their respective duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Agreement to file jointly between the members of the Farnam Group (incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Agreement to file jointly. (Incorporated herein by reference to Exhibit 99.1 to Schedule 13D filed on or about November 20, 2017.)

10.1	Stock Purchase Agreement dated November 10, 2017 between Famous Dave’s of America, Inc. and PW Partners, LLC (incorporated by reference to Exhibit 10.1, filed with the Issuer’s Current Report on Form 8-K dated 11/10/2017).

10.2	Registration Rights Agreement dated November 10, 2017 between Famous Dave’s of America, Inc. and PW Partners, LLC (incorporated by reference to Exhibit 10.2, filed with the Issuer’s Current Report on Form 8-K dated 11/10/2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2018

FS SPECIAL OPPORTUNITIES I, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot

By:	/s/ Peter O. Haeg
Peter O. Haeg